

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

> **Re: Novus Robotics Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed December 17, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K Amended December 17, 2012

Share Exchange Agreement, page 2

1. Please provide us with your detailed analysis regarding why the spin-off referenced in your response to prior comment 12 and mentioned in your disclosure added to page 2 was not required to be registered under the Securities Act of 1933. In your response, please address each of the five conditions listed in section 4.A of Staff Legal Bulletin No. 4 (September 16, 1997). Also, please:
   - reconcile your disclosure on page 2 regarding the 28% of the shares held by "various shareholders" with your disclosure in the last paragraph on page 25 indicating that shares in the exchange agreement were only issued to three D&R shareholders and

the first sentence on page 2 which discloses that there were only two shareholders of D&R Technology at the time of the exchange agreement.

- tell us how D Mecatronics acquired the shares mentioned in the table on page 20 if it spun off D&R Technology in November 2011.

2. Regarding your statement in the third paragraph indicating that you anticipate receiving assignments, please tell us what leads you to expect that you will receive the assignments, when the discussion with the creditors regarding the assignments began, the reasons for the delay, and the nature and amount of the Collateral mentioned in the notes. Also, disclose the last sentence of your response to prior comment 18.

Termination Agreement, page 3

3. Please disclose the substance of your response to prior comment 21.

Marketing, page 6

4. Regarding your response to prior comment 6:
- Please reconcile the numbers in the fifth paragraph of this section to the dollar amounts in each purchase order that you have filed as an exhibit;
- While we note that you have filed additional purchase orders from Johnson Controls as exhibits, it does not appear that you have filed or provided us with the agreement reflecting the sales to JCI discussed on page 18. Please provide us with this agreement.
- Your disclosure on page 6 continues to indicate that Johnson Controls accounted for 46% of your sales, while note 7 of your notes to financials continues to indicate higher percentages. Please reconcile.

Results of Operations, page 15

5. Please provide us a copy of the press release that you mention in your response to prior comment 10 would be distributed the week of December 17, 2012, and tell us when and where you distributed the release.

Beneficial Ownership Chart, page 20

6. Please address that portion of our prior comment 11 regarding the percentage of beneficial ownership figures in each of the rows of the third column of your table.

7. Your response to prior comment 13 is unclear. The rule you cite appears to be inapplicable because the share exchange does not satisfy the criteria in Rule 16b-7(a)(1). Also, Rule 16b-7 is not an exemption from the reporting requirement of Section 16(a) of the Exchange Act. In addition, your response does not address the November 2011 stock purchase agreement, the subsequent rescission, other changes in ownership involving the

registrant's Section 16 filing persons, or the filing requirements of Section 16(a)(2)(B) of the Exchange Act. Therefore, please tell us whether you intend to disclose in your next 10-K the failure to file Section 16 reports. See Regulation S-K Item 405. If you do not intend to include such disclosure in your 10-K, please provide us a more complete response regarding the exemption from Section 16 applicable to your affiliates; cite in your response the specific rule or other authority on which you rely.

8. Given your response to prior comment 18 and your disclosure added at the bottom of page 26, please revise your table to reflect the conversion rights under the settlement agreements and the remaining amounts under the convertible notes, or advise.

Executive Officers, page 21

9. It is unclear how you addressed the last two sentences of prior comment 14. For example, we note that that your November 17, 2011 press release indicates that Mr. Karanovic was the president and CEO of D&R Technology for the last seven years. This statement does not appear to be reflected in your disclosure in this section and appears to conflict with the last sentence of your disclosure regarding Mr. Paolucci's experience. Please revise or advise.

Certain Relationships and Related Transactions, page 25

10. Please expand your disclosure provided here in response to prior comment 16 to address the amounts repaid under the shareholder loan. Refer to Regulation S-K Item 404(a)(5). Also, given that you have not yet included the payments to your directors referenced in our prior comment in your executive compensation disclosure, it appears these payments are required to be disclosed here. Please revise, and ensure that your disclosure addresses the full period mentioned in Instruction 2 to Regulation S-K Item 404(d) measured from the date that this Form 8-K was first due.

Description of Capital Stock, page 26

11. Please address that part of prior comment 19 that sought disclosure of the vote required by the final paragraph of Article Seventh of your Articles of Incorporation.

Capital Stock Issued and Outstanding, page 26

12. Please show us how you calculated the number of shares underlying the notes. It appears that you have not included shares underlying the entire balance even though the settlement agreements appear to provide that the entire balance is convertible.

Emerging Growth Company, page 34

13.   We note your response to prior comment 7. Please continue to revise this section to remove the implication that you are an emerging growth company. In particular, we note the third paragraph on page 34.

Exhibits

14.   We note your response to prior comment 22. Please file <u>complete</u> copies of your signed agreements, or tell us the authority upon which you rely to file separate signature pages. Also, tell us why the signatures to the portion of exhibit 10.1 filed on December 17 are not dated, and why the portion of exhibit 10.5 filed on December 17 does not reflect that D&R Technology signed the agreement. When addressing this comment and filing exhibits, please note our prior comments which indicate that the last sentence of Regulation S-T Item 304(e) provides that you should not file exhibits as a graphics or image file.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

15.   We will continue to evaluate your response to prior comment 24 when you file the amendments referenced in your response.

16.   Please file an amendment to your Form 10-Q that restates the filing in its entirety but includes properly dated certifications. We note that the date of the certification currently filed as exhibit 32 is before the end of the period addressed by the Form 10-Q.

Forward Looking Statements, page 13

17.   Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers. See comment 17 in our May 17, 2012 letter to you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.